FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month November, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes Canadian/United States Accounting Principles Reconciliation, as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 (expressed in United States dollars).  The information furnished in this Form 6-K and in the Form 6-K furnished to the SEC on November 7, 2005 is hereby incorporated by reference into the registration statement on  Form F-3 (No. 333-121871) and the prospectus contained therein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: November 18, 2005

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

QSOUND LABS, INC.

Canadian/Unites States Accounting Principles Reconciliation

As at September 30, 2005 and for the nine months ended September 30, 2005 and 2004

(Expressed in United States dollars)

QSound Labs, Inc. (the "Company") prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles which, in the case of QSound Labs, Inc. conform in all material respects with United States generally accepted accounting principles except as outlined below.  These interim consolidated financial statements are unaudited.  However, they reflect all adjustments, consisting solely of normal recurring adjustments, necessary to a fair presentation for the interim periods presented.

As disclosed in QSound Labs, Inc.'s Annual Report for 2004, QSound elected to prospectively adopt the fair value-based method of accounting for stock-based employee compensation plans under US GAAP.  QSound is filing this Canadian/United States GAAP Reconciliation which shows compensation expense for stock options issued to employees, directors, officers and consultants during the nine month period ended September 30, 2004, which expense was not reflected in the US GAAP earnings press release issued by QSound for the third quarter of 2004 on November 2, 2004.

For the US GAAP earnings press release issued by QSound for the third quarter of 2004 on November 2, 2004, depreciation and amortization charges had been excluded from the calculation of operating loss.  United States GAAP requires that those charges be included in the calculation of operating loss.  These amounts have been included in the comparative figures in the press release issued by QSound for the third quarter of 2005 on November 3, 2005.

No differences in reported net loss or net loss per share amounts arise in the nine month periods ended September 30, 2005 and 2004.

The effect on the consolidated balance sheet of differences between Canadian and US GAAP is as follows:

Reconciliation of Balance Sheet under Canadian GAAP to United States GAAP

September 30, 2005	As reported in accordance with Canadian GAAP	Differences	Under US GAAP

Current assets	$2,243,244	$-	$2,243,244
Capital assets	949,403	-	949,403
Intangible assets	157,753	-	157,753

	$3,350,400	$-	$3,350,400

Current liabilities	$333,111	$-	$333,111
Shareholders' Equity
Common shares	45,859,378	202,058	46,061,436
Warrants	1,502,331	-	1,502,331
Contributed surplus	1,432,633	-	1,432,633
Deficit	(45,777,053)	(202,058)	(45,979,111)

	$3,350,400	$-	$3,350,400